October 20, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Michael R. Clampitt

Mr. David Lin

Re:	Anchor BanCorp Wisconsin Inc.

Registration Statement on Form S-1 (File No. 333-192964)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby join Anchor BanCorp Wisconsin Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Tuesday, October 21, 2014, at 4:00 p.m., Washington D.C. time, or as soon thereafter as practicable.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that 403 copies of the Preliminary Prospectus dated October 10, 2014, were furnished to the underwriters and distributed by the underwriters approximately as follows from October 13, 2014 through the date hereof: 300 copies to institutional investors and 103 copies to others.

We, the undersigned, as representative of the underwriters, have and will, and each underwriter has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very Truly Yours,

SANDLER O’NEILL & PARTNERS, L.P. as Representative of the Underwriters

SANDLER O’NEILL & PARTNERS, L.P.

By	/s/ Christopher DeCresce
Name: Christopher DeCresce
Title: Authorized Signatory